Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Baja Mining Corp. (the "Company")
1177 West Hastings Street, Suite 2350,
Vancouver, British Columbia, V6E 2K3

Item 2. Date of Material Change

July 29, 2010

Item 3. News Release

The News Release dated July 29, 2010 was disseminated through Marketwire and Market News. A copy of the News Release is attached as Schedule "A".

Item 4. Summary of Material Change

The Company announced that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V. has received all necessary credit approvals from the Export-Import Bank of the United States (“Exim Bank”) and Korea Development Bank (“KDB”) to provide US$573 million in senior and subordinated project financing for the construction of the Boleo Project in Mexico.

The Company also announced that it continues to work on obtaining credit approvals from Export Development Canada (“EDC”) (also serving as technical agent for the facilities) and a group of commercial banks for, respectively, the remaining US$150 million and US$100 million of loans, consisting of senior project and cost overrun debt facilities. When combined with the Exim Bank and KDB elements of the facilities, this total of US$823 million will be the entire amount of required debt financing for Boleo.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A".

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

Item 8. Executive Officer

Contact: John Greenslade, President
Telephone: (604) 685-2323

Item 9. Date of Report

July 29, 2010.

Schedule "A"

July 29, 2010	TSX:BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA ANNOUNCES KEY BOLEO DEBT FINANCING APPROVALS

Baja Mining Corp. (“Baja”) today announced that its 70% owned project company, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), has received all necessary credit approvals from the Export-Import Bank of the United States (“Exim Bank”) and Korea Development Bank (“KDB”) to provide US$573 million in senior and subordinated project financing for the construction of the Boleo Project in Mexico.

Baja continues to work on obtaining credit approvals from Export Development Canada (“EDC”) (also serving as technical agent for the facilities) and a group of commercial banks for, respectively, the remaining US$150 million and US$100 million of loans, consisting of senior project and cost overrun debt facilities. When combined with the Exim Bank and KDB elements of the facilities, this total of US$823 million will be the entire amount of required debt financing for Boleo. Further details concerning approvals for the commercial bank tranche of the financing are anticipated in the near term.

PROJECT FINANCING (US$ m)
EXIM Bank	419
EDC	150
KDB	90
Commercial Banks	100
Total	759
SUBORDINATED DEBT (US$ m)
KDB	64
TOTAL	823

“The credit approval of these two key elements of the project debt facilities is truly an historic event in the development of the Boleo Project,” says John Greenslade, President and CEO of Baja. “It is a testament to the confidence of those financial institutions in the Company, its management team and the Boleo Project, as well as in Mexico. This key milestone facilitates the development of the Boleo Project. We are pleased to have such a supportive and committed lending group.”

Drawdown of the project financing will be subject to the receipt of EDC and commercial bank credit approvals, as well as a number of standard conditions precedent, including completion of satisfactory legal documentation, implementation of a hedging program and expenditure by Baja and its Korean partners of their required equity contributions. Under the facility documents, MMB will be required to enter into offtake agreements for at least 70% of copper and cobalt production for the first 10 years of production and to hedge 50% of copper production for the initial 3 years of production.

MMB is being advised by Endeavour Financial International Corporation, and is progressing documentation with the lending group with the aim of closing the transactions and recommencing construction at Boleo as soon as possible.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator. The Boleo Project has a copper/cobalt/zinc/manganese resource consisting of 265 million tonnes of measured and indicated resources (including approximately 85 million tonnes of proven and probable reserves) and approximately 160 million tonnes of inferred resources. A January 2010 NI 43-101 compliant updated technical report to the 2007 definitive feasibility study confirmed that the Boleo Project can be developed economically at an after-tax internal rate of return (based on the 3 year trailing average for metal prices at such time) of 25.6% based on 100% equity. The Project, which has a minimum scheduled mine life of 25 years (during which the 71 million tonnes of proven and probable reserves will be exploited), has a NPV of US$1.306 billion, using an eight percent discount rate, and an average life-of-mine cash cost of negative $0.29/lb for copper, net of by-product credits.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934 and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of start-up; expected timing of a manganese feasibility study; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.